UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

TOP SHIPS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y149
(CUSIP Number)

George Economou G.C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 001 30 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                          Y8897Y149

1.	NAME OF REPORTING PERSONS Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 13,558,169 (1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 13,558,169 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,558,169

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5% (2)

14.	TYPE OF REPORTING PERSON CO

(1)  Represents 13,558,169 common shares, par value $0.01 per share, of the Issuer ("Common Shares") currently held by Family Trading Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,261,638 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,261,638 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,261,638

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 4,261,638 common shares, par value $0.01 per share, of the Issuer ("Common Shares") currently held by Sovereign Holdings Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Epsilon Holdings Inc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,216,871 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,216,871 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,216,871

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 2,216,871 Common Shares currently held by Epsilon Holdings Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Oscar Shipholding Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,570,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,570,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,570,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 1,570,000 Common Shares currently held by Oscar Shipholding Ltd.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Race Navigation Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,500,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,500,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 2,500,000 Common Shares currently held by Race Navigation Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Tankers Family Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,830,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,830,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,830,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 1,830,000 Common Shares currently held by Tankers Family Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS The Lax Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

25,936,678 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

25,936,678 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,936,678

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.5% (2)

14.	TYPE OF REPORTING PERSON OO

(1)  The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer (the "Trust").  The Trust may be deemed to own all of the outstanding shares of Sovereign Holdings Inc., Epsilon Holdings Inc, Oscar Shipholding Ltd.,  Race Navigation Inc., Tankers Family Inc. and Family Trading Inc., each a Marshall Islands corporation (the "Holding Companies").
(2) See Item 5(a).

This Amendment No. 12 to Schedule 13D (this "Amendment No. 12"), amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 15, 2008, as amended by Amendment No. 1 filed on May 5, 2011, Amendment No. 2 filed on August 31, 2011, Amendment No. 3 filed on September 2, 2011, Amendment No. 4 filed on October 21, 2011, Amendment No. 5 filed on December 7, 2012, Amendment No. 6 filed on May 28, 2013, Amendment No. 7 filed on September 13, 2013, Amendment No. 8 filed on March 19, 2014, Amendment No. 9 filed on June 25, 2014, Amendment No. 10 filed on May 7, 2015 on behalf of Evangelos Pistiolis, Sovereign Holdings Inc. ("Sovereign"), Epsilon Holdings Inc ("Epsilon"), Oscar Shipholding Ltd ("Oscar"), Race Navigation Inc. ("Race Navigation") and Tankers Family Inc. ("Tankers Family") (the "Schedule 13D") and Amendment No. 11 filed on June 8, 2015 on behalf of all of the entities listed above.  This Amendment No. 12 relates to the Common Shares of Top Ships Inc., a Marshall Islands corporation (the "Issuer"). Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.
Item 1.	Security and Issuer

No material change from the Schedule 13D/A filed with the Commission on June 8, 2015.
Item 2.	Identity and Background.

This Amendment No. 12 to the Schedule 13D is being filed on behalf of the Reporting Persons, as described in the Schedule 13D/A filed with the Commission on June 8, 2015 except for Evangelos Pistiolis, and including the Trust and Family Trading, both as defined below, which are to be included in the collective reference to the "Reporting Persons."  Evangelos Pistiolis transferred his interests in the Holding Companies to the Trust and is no longer a Reporting Person.
The business address of the Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand.  The business address of Family Trading is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960.
The Trust is an irrevocable trust established under the laws of New Zealand under an agreement dated March 12, 2015 for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer.  The New Zealand Trust Corporation Limited is the trustee (the "Trustee") of the Trust.  The Trust may be deemed to own all of the outstanding shares of the Holding Companies.
Family Trading is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Dimosthenes Eleftheriadis is the President, Treasurer and Director of Famliy Trading and Stylianos Giamanis is the Vice President and Secretary of Family Trading. Epsilon is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Dimosthenes Eleftheriadis is the President, Treasurer and Director of Epsilon and Pinelopi Platsouka is the Vice President, Secretary and Director of Epsilon.  Oscar is a company established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Stylianos Giamanis is the President, Treasurer and Director of Oscar and Pinelopi Platsouka is the Vice President, Secretary and Director of Oscar.  Race Navigation is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Stylianos Giamanis is the President, Treasurer and Director of Race Navigation and Dimosthenes Eleftheriadis is the Vice President, Secretary and Director of Race Navigation.  Tankers Family is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Stylianos Giamanis is the President, Treasurer and Director of Tankers Family and Dimosthenes Eleftheriadis is the Vice President, Secretary and Director of Tankers Family.
Unless otherwsie noted, the principal business address of the persons listed in Item 2 is 11, Kanari Street, 106 71 Athens, Greece.
To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on June 8, 2015.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

On January 12, 2016, Family Trading agreed to assume approximately $3.8 million of the Issuer's liabilites that were immediately due.  As consideration for the assumption of these liabilities, Family Trading received 13,558,169 Common Shares on January 12, 2016.
On January 20, Evangelos Pistiolis transferred his interests in the Holding Companies to the Trust and is no longer a Reporting Person.

Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on June 8, 2015.
Item 4.	Purpose of Transaction

Family Trading received a total of 13,558,169 Common Shares as consideration for the assumption of $3.8 million of the Issuer's liabilities.
Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on June 8, 2015.
Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:
(a. and b.) According to information received from the Issuer, on January 12, 2016, there were 34,337,124 Common Shares issued and outstanding.  Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:
Family Trading may be deemed to beneficially own 13,558,169 Common Shares, representing approximately 39.5% of the outstanding Common Shares. Family Trading has the sole power to vote 0 Common Shares and the shared power to vote 13,558,169 Common Shares. Family Trading has the sole power to dispose of 0 Common Shares and the shared power to dispose of 13,558,169 Common Shares.
Sovereign may be deemed to beneficially own 4,261,638 Common Shares, representing approximately 12.4% of the outstanding Common Shares. Sovereign has the sole power to vote 0 Common Shares and the shared power to vote 4,261,638 Common Shares. Sovereign has the sole power to dispose of 0 Common Shares and the shared power to dispose of 4,261,638 Common Shares.
Epsilon may be deemed to beneficially own 2,216,871 Common Shares, representing approximately 6.5% of the outstanding Common Shares. Epsilon has the sole power to vote 0 Common Shares and the shared power to vote 2,216,871 Common Shares.  Epsilon has the sole power to dispose of 0 Common Shares and the shared power to dispose of 2,216,871 Common Shares.
Oscar may be deemed to beneficially own 1,570,000 Common Shares, representing approximately 4.6% of the outstanding Common Shares. Oscar has the sole power to vote 0 Common Shares and the shared power to vote 1,570,000 Common Shares. Oscar has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,570,000 Common Shares.
Race Navigation may be deemed to beneficially own 2,500,000 Common Shares, representing approximately 7.3% of the outstanding Common Shares. Race Navigation has the sole power to vote 0 Common Shares and the shared power to vote 2,500,000 Common Shares.  Race Navigation has the sole power to dispose of 0 Common Shares and the shared power to dispose of 2,500,000 Common Shares.
Tankers Family may be deemed to beneficially own 1,830,000 Common Shares, representing approximately 5.3% of the outstanding Common Shares. Tankers Family has the sole power to vote 0 Common Shares and the shared power to vote 1,830,000 Common Shares.  Tankers Family has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,830,000 Common Shares.
The Trust may be deemed to beneficially own 25,936,678 Common Shares, representing approximately 75.5% of the outstanding Common Shares.  The Trustee has the sole power to vote 0 Common Shares and the shared power to vote 25,936,678 Common Shares.  The Trustee has the sole power to dispose of 0 Common Shares and the shared power to dispose of 25,936,678 Common Shares.
To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D and this Amendment No. 12.  Voting and disposition of the Common Shares held by the Reporting Persons require the approval of the Trustee.
(c.)  Except for those transactions described under Item 4, to the best knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.
(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein and in Schedule 13D/A filed with the Commission on June 8, 2015.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following:

Exhibit A	Joint Filing Undertaking.

Exhibit B	Stock Purchase Agreement between Fergus Consultants Company and Sovereign Holdings Inc., dated May 20, 2015 (previously filed)

Exhibit C	Stock Purchase Agreement between Irises Marine Co. and Sovereign Holdings Inc., dated May 20, 2015
(previously filed)
Exhibit D	Stock Purchase Agreement between Nereus Navigation Limited and Sovereign Holdings Inc., dated May 21, 2015 (previously filed)

Exhibit E	Stock Purchase Agreement between Kenway Finance Co. and Sovereign Holdings Inc., dated May 21, 2015 (previously filed)

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: January 21, 2016
FAMILY TRADING INC.

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	President/Director

SOVEREIGN HOLDINGS INC.

By:	/s/ Annita Hadjipaschali
Name:	Annita Hadjipaschali
Title:	President / Director

OSCAR SHIPHOLDING LTD

By:	/s/ Pinelopi Platsouka
Name:	Pinelopi Platsouka
Title:	Vice President / Secretary

EPSILON HOLDINGS INC

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	President/Treasurer/Director

RACE NAVIGATION INC.

By:	/s/ Stylianos Giamanis
Name:	Stylianos Giamanis
Title:	President/Treasurer/Director

TANKERS FAMILY INC.

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

By:	/s/ Geoffrey Cone
Name:	Geoffrey Cone
Title:	Director

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Top Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.
Dated: January 21, 2016

FAMILY TRADING INC.

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	President / Director
SOVEREIGN HOLDINGS INC.

By:	/s/ Annita Hadjipaschali
Name:	Annita Hadjipaschali
Title:	President / Director

OSCAR SHIPHOLDING LTD

By:	/s/ Pinelopi Platsouka
Name:	Pinelopi Platsouka
Title:	Vice President / Secretary

EPSILON HOLDINGS INC

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	President/Treasurer/Director

RACE NAVIGATION INC.

By:	/s/ Stylianos Giamanis
Name:	Stylianos Giamanis
Title:	President/Treasurer/Director

TANKERS FAMILY INC.

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

By:	/s/ Geoffrey Cone
Name:	Geoffrey Cone
Title:	Director